Exhibit 2

FOR IMMEDIATE RELEASE	11 September 2014

WPP PLC (“WPP”)

Salmon acquires e-commerce digital agency Neoworks in the UK

WPP announces that its wholly-owned operating company Salmon, a leading e-commerce agency has acquired e-commerce specialists, Neoworks Limited in the UK.

Salmon, a WPP Digital company, is known for its design, development, implementation and management of enterprise-scale multichannel systems for retailers, manufacturers and wholesalers with more than US$5 billion of online sales running through platforms which it has built. Neoworks, which specialises in the implementation of e-commerce sites using SAP’s hybris technology, will complement Salmon’s existing technology skills and give clients greater flexibility to work with the most appropriate platform for their needs.

London-based Neoworks employs 35 people and services clients including Ted Baker, ASICS, and T-Mobile. The agency’s consolidated unaudited revenues for the year ended 31 March 2014 were £3.9 million, with gross assets of £2.7 million as at the same date.

This acquisition is part of WPP’s strategy of developing the Group’s capabilities in fast-growing sectors and markets and declared commitment to strengthening its digital capabilities across all disciplines, including e-commerce.

WPP’s digital revenues were over US$6.0 billion in 2013, representing almost 35% of total Group revenues of US$17.3 billion. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years. In the UK, the Group (including associates) generates revenues of over US$3 billion and employs over 16,000 people.

Contact:
Feona McEwan, WPP London	+44(0) 207 408 2204
Chris Wade, WPP London